Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

THE SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

GREENWAVE TECHNOLOGY SOLUTIONS, INC.

Greenwave Technology Solutions, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

FIRST. The Second Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by changing Article Fourth, so that, as amended, the following shall be added as Section 4.1(e):

“(e) Reverse Stock Split. Effective at 5:00 p.m., Eastern Time, on August 22, 2025 (the “Reverse Split Effective Time”), every 110 shares of Common Stock issued and outstanding or held by the Corporation as treasury shares as of the Reverse Split Effective Time shall automatically, and without action on the part of the stockholders, be combined, reclassified and changed into one (1) validly issued, fully paid and non-assessable share of Common Stock, without effecting a change to the par value per share of Common Stock, subject to the treatment of fractional interests as described below (the “Reverse Split”). No fractional shares shall be issued in connection with the exchange. In lieu thereof, any person who holds a fraction of one (1) share of Common Stock after the exchange shall have their fraction of one (1) share rounded up to the nearest whole fraction of one (1) share of Common Stock. As of the Reverse Split Effective Time and thereafter, a certificate representing shares of Common Stock prior to the Reverse Split is deemed to represent the number of post-Reverse Split shares into which the pre-Reverse Split shares were reclassified and combined. The Reverse Split shall also apply to any outstanding securities or rights convertible into, or exchangeable or exercisable for, Common Stock of the Corporation and all references to such Common Stock in agreements, arrangements, documents and plans relating thereto, or any option or right to purchase or acquire shares of Common Stock, shall be deemed to be references to the Common Stock, or options or rights to purchase or acquire shares of Common Stock, after giving effect to the Reverse Split.”

SECOND. That a resolution was duly adopted by unanimous written consent of the directors of the Corporation, pursuant to Section 242 of the DGCL, setting forth the above mentioned amendment to the Second Amended and Restated Certificate of Incorporation and declaring said amendment to be advisable.

THIRD. Pursuant to the resolution of the board of directors of the Corporation, a meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the DGCL at which meeting the necessary number of shares as required by statute were voted in favor of the foregoing amendment.

IN WITNESS WHEREOF, this Certificate of Amendment of the Second Amended and Restated Certificate of Incorporation has been signed by the Chief Executive Officer of the Corporation this 20th day of August, 2025.

GREENWAVE TECHNOLOGY SOLUTIONS, INC.

By:	/s/ Danny Meeks
Name:	Danny Meeks
Title:	Chief Executive Officer